UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[ x ] Form 10-K           [   ] Form 20-F         [   ] Form 11-K          [   ] Form 10-Q            [   ] Form 10-D            [   ] Form N-SAR            [   ] Form N-CSR

For Period Ended: December 31, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

CLEAN WIND ENERGY TOWER, INC.
Full Name of Registrant

Superior Silver Mines, Inc.
Former Name if Applicable

1997 Annapolis Exchange Parkway
Address of Principal Executive Office (Street and Number)

Annapolis, MD 21401
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Preparation of the Registrant's annual report on Form 10-K for the year ended December 31, 2010, has taken longer than anticipated and could not be completed by the required filing date of March 31, 2011, without unreasonable effort and expense. The Registrant expects to file its Form 10-K within the prescribed extended period of April 15, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ownkar Persaud	(410)	972-4715
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 29, 2010, the Registrant completed a reverse merger (the “Merger”) with Clean Wind Energy, Inc., a Delaware corporation (“Clean Wind Energy”).  In connection with the Merger, the Company issued to the stockholders of Clean Wind Energy in exchange for their Clean Wind Energy Common Stock, the right to receive an aggregate of 300,000,000 shares of the Registrant’s Common Stock.  As a result of the reverse merger, Clean Wind Energy is now a wholly-owned subsidiary of the Registrant.  The transaction was accounted for as a recapitalization of Clean Wind Energy pursuant to which Clean Wind Energy was treated as the surviving and continuing entity although the Registrant is the legal acquirer.  Accordingly, the Registrant’s historical financial statements are those of Clean Wind Energy immediately following the consummation of the Merger. Following the Merger, the business operations of Clean Wind Energy became the Registrant’s principal business operations.  The Registrant recorded a net loss of $(75,762) for the fiscal year ended December 31, 2009 and expects to record a net loss of $(838,157) for the period from July 26, 2010 (date of inception of Clean Wind Energy) through December 31, 2010.

Cautionary Note Regarding Forward Looking Statements: Some of the statements contained in this report that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation “Risk Factors” identified our filings with the Commission.  All forward-looking statements made in connection with this report are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

CLEAN WIND ENERGY TOWER, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ Ownkar Persaud
Ownkar Persaud
	Title:	Chief Financial Officer